                                                                  EXHIBIT (A)(8)

    PRESS RELEASES, DATED JULY 28, 1997 AND AUGUST 1, 1997, ISSUED BY INTEL

CONTACT: Gordon Casey
INTEL CORPORATION
(408) 765-1679

FOR IMMEDIATE RELEASE:

            INTEL CORPORATION COMMENCES CHIPS AND TECHNOLOGIES, INC.
                                  TENDER OFFER

     SANTA CLARA, CA, August 1, 1997--Intel Corporation today commenced its previously announced tender offer for the purchase of all outstanding shares of Common Stock of Chips and Technologies, Inc. (Nasdaq: CHPS) not currently owned by Intel Corporation or its affiliates at a price of $17.50 net per share in cash. The offer is being made pursuant to the previously announced merger agreement between Intel Corporation and Chips and Technologies, Inc. under which, if the tender offer is consummated, Intel Corporation will be obligated to acquire any remaining Chips and Technologies, Inc. shares in a cash merger at the same price as paid in the tender offer. Intel Corporation and its affiliates currently own none of the outstanding shares of Chips and Technologies, Inc. Common Stock and no options for such stock.

     The offer and withdrawal rights will expire at Midnight, New York City time, on Thursday, August 28, 1997, unless Intel Corporation elects (subject to the terms of its agreement with Chips and Technologies, Inc.) to extend the offer. D.F. KING & Co., Inc. ("King") is acting as information agent. King may be contacted (toll-free) at (800) 758-7358.

CONTACT:  Tom Waldrop (Intel)                               Bruce LeBoss
(408) 765-8478                                              (Chips and Technologies)
                                                            (408) 541-8744

                 INTEL TO ACQUIRE CHIPS AND TECHNOLOGIES, INC.

                        INVESTS IN ADVANCED GRAPHICS TO
                   ACCELERATE VISUAL COMPUTING IN MOBILE PCS

SANTA CLARA, Calif., July 28, 1997--Intel Corporation today announced it has entered into a definitive agreement to acquire Chips and Technologies, Inc., based in San Jose, California. The acquisition is aimed at advancing capabilities for graphics and visual computing in mobile personal computers.

     The terms of the agreement provide for Intel to commence a cash tender offer in the near future for all outstanding shares of Chips and Technologies at a price of $17.50 per share. The terms further provide for a merger of Chips and Technologies with a subsidiary of Intel in which all remaining outstanding shares of Chips and Technologies will be converted into the right to receive $17.50 per share. The transaction is subject to regulatory approval and other conditions.

     "As we aggressively drive improved visual computing capabilities to the personal computer, graphics solutions are an increasingly important part of mobile PC platforms," noted Craig R. Barrett, Intel's president and chief operating officer. "Intel and Chips and Technologies already share an excellent working relationship based on our joint efforts in graphics accelerators. Intel's acquisition of Chips and Technologies will provide us with the ability to bring strong graphics solutions to the mobile marketplace."

     "The need for advanced graphics in mobile systems is significant," stated Jim Stafford, Chips and Technologies president and chief executive officer. "We look forward to being a part of Intel and to working together to accelerate the establishment of advanced graphics technologies and standards for the mobile industry."

INNOVATORS IN ADVANCED DISPLAY CAPABILITIES FOR MOBILE COMPUTERS

Chips and Technologies is currently the market segment leader for notebook graphics accelerator chips. The company has industry-leading technology, such as HiQColor in graphics accelerators for the mobile computing market segment and flat panel displays. Chips and Technologies is currently sampling graphics accelerators with integrated memory.

     Chips and Technologies will become a wholly owned subsidiary of Intel Corporation and part of Intel's Graphics Components Division. Jim Stafford, Chips and Technologies president and chief executive officer, will join Intel as a vice president of the Company's Desktop Products Group. He will team with Avtar Saini, vice president and general manager of the Platform Components Division, to co-manage Intel's Graphics Component Division in Folsom and San Jose, California.

     Current Chips and Technologies employees will become employees of Intel. Intel does not anticipate any immediate changes to Chips and Technologies product line, and Chips and Technologies will continue to manufacture and provide its products to customers under existing arrangements for the foreseeable future.

     Intel, the world's largest chip maker, is also a leading manufacturer of personal computer, networking, and communications products. Additional information is available at www.intel.com/pressroom.